SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 10, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the Six Months Ended June 30, 2017

TOKYO--(BUSINESS WIRE)--August 10, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) announces its consolidated financial results for the six months ended June 30, 2017.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;
ii.	its ability to improve user monetization;
iii.	its ability to successfully enter new markets and manage its business expansion;
iv.	its ability to compete in the global social network services market;
v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;
vi.	its ability to maintain good relationships with platform partners and attract new platform partners;
vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
viii.	its expectations regarding its user growth rate and the usage of its mobile applications;
ix.	its ability to increase revenues and its revenue growth rate;
x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;
xi.	its ability to successfully acquire and integrate companies and assets;
xii.	its future business development, results of operations and financial condition;
xiii.	the regulatory environment in which it operates;
xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and
xv.	changes in business or macroeconomic conditions.

LINE Corporation Index

Cover

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

2. Business description

II. Business

1. Risk factors

2. Material contracts

3. Analysis of financial position, operating results and cash flow position

III. Company information

1. Share information

(1) Total number of shares

(2) Stock acquisition rights

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

(4) Rights plans

(5) Total number of shares issued, share capital, etc.

(6) Principal shareholders

(7) Voting rights

2. Directors and executive officers

IV. Accounting

1. Interim condensed consolidated financial statements (Unaudited)

(1) Interim condensed consolidated statement of financial position (Unaudited)

(2) Interim condensed consolidated statement of profit or loss (Unaudited)

(3) Interim condensed consolidated statement of comprehensive income (Unaudited)

(4) Interim condensed consolidated statement of change in equity (Unaudited)

(5) Interim condensed consolidated statement of cash flows (Unaudited)

2. Others

B. Information on guarantors

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data
Term		17th term Six months ended June 30, 2016	18th term Six months ended June 30, 2017	17th term
Accounting period		From January 1, 2016 to June 30, 2016	From January 1, 2017 to June 30, 2017	From January 1, 2016 to December 31, 2016
Revenues [Second quarter]	(Millions of yen)	67,310 [33,854]	78,696 [39,780]	140,704
Profit before tax from continuing operations	(Millions of yen)	10,688	16,961	17,990
Profit for the period	(Millions of yen)	2,866	10,549	7,104
Profit for the period attributable to the shareholders of the Company [Second quarter]	(Millions of yen)	2,559 [2,682]	10,273 [8,836]	6,763
Total comprehensive income for the period, net of tax	(Millions of yen)	1,111	13,626	5,852
Equity attributable to the shareholders of the Company	(Millions of yen)	23,471	176,329	160,834
Total assets	(Millions of yen)	125,051	270,612	256,089
Basic profit for the period [Second quarter]	(Yen)	14.63 [15.33]	46.95 [40.31]	34.84
Diluted profit for the period	(Yen)	13.10	43.32	31.48
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	18.8	65.2	62.8
Net cash provided by operating activities	(Millions of yen)	11,863	181	28,753
Net cash used in investing activities	(Millions of yen)	(762)	(8,810)	(34,086)
Net cash used in financing activities	(Millions of yen)	(683)	(623)	106,628
Cash and cash equivalents at the end of the period	(Millions of yen)	43,049	125,512	134,698

Notes:	1.	Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.
	2.	Revenues do not include consumption taxes.
	3.	The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
	4.	As of June 30, 2017, equity attributable to the shareholders of the Company and total assets held by the shareholders of the Company increased as a result of the issuance of common stock for the following reasons:

● Capital increase through the initial public offerings of new shares on July 14, 2016 and July 15, 2016
● Capital increase through third-party allotment of new shares on August 16, 2016
● Exercise of stock acquisition rights

5.

In 2017, the Company and its subsidiaries (collectively, the "Group") changed the rounding of its financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

2. Business description

During the six months ended June 30, 2017, there were no material changes in the business of the Company or in the principal subsidiaries and affiliates of the Company.

II. Business

1. Risk factors

During the six months ended June 30, 2017, there were no material changes either regarding the occurrence of new operational risks or regarding operational risks as mentioned in the Company's annual report.

For readers of this English translation: There were no material changes from the information presented in the Risk Factors section of the Company's Annual Report on Form 20-F (No. 001-37821) filed with the Securities and Exchange Commission (the "SEC") on March 31, 2017.

2. Material contracts

No important operational contracts, etc. were decided or entered into during the second quarter ended June 30, 2017.

For readers of this English translation: With respect to material contracts, there were no material changes from the information presented in the Company's Annual Report on Form 20-F (No. 001-37821) filed with the SEC on March 31, 2017.

3. Analysis of financial position, operating results and cash flow position

The analysis of financial position, operating results and cash flow position of the Group is as follows:

(1) Operating results

In the first six months of 2017 (from January 1, 2017 to June 30, 2017), amid continuing uncertainty regarding the economic policies of the new U.S. administration, emerging economies in Asia, particularly the Chinese economy, began to show signs of respite from the global economic slowdown. In addition, GDP growth rates in some of the Company's key countries, including Thailand and Taiwan showed a moderate trend of recovery.

Meanwhile, in the Japanese economy, there were signs of recovery in exports in industries such as the IT industry, firm improvement in employment rates and personal income levels, while personal spending showed moderate improvement.

Amid such circumstances, in the internet industry in which the Group is engaged, the total number of mobile phone shipments in Japan for the fiscal year ended December 31, 2016 was 36.06 million, a decrease of 3.0% year on year. The ratio of smartphones to the total number of mobile phone shipments in Japan was 81.6%, an increase of 3.6 percentage points year on year. Although the overall number of mobile phone shipments in Japan has hit a ceiling, there was an increase in users switching from feature phones to smartphones and an increase in the number of SIM-free smartphones. Current estimates suggest that the number of smartphone contracts in Japan will exceed 100 million by year 2018, and the mobile internet market is expected to continue to grow on the back of this expansion (Source: MM Research Institute, Japan mobile phone handset shipment estimates for year 2016 and Overview of domestic mobile phone shipments for FY 2016).

In this business environment, the Group actively moved forward with the LINE business and portal segment. As of June 30, 2017, MAUs* in our four key countries (Japan, Taiwan, Thailand and Indonesia) reached 169 million, a year-on-year increase of 7.5%.

* Monthly Active Users ("MAUs") in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Games through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month.

Revenues

LINE Business and Portal segment

The Group’s revenues from continuing operations from its major services in the first six months of 2016 and 2017 are as follows:

(In millions of yen)
	For the six-month period ended June 30,
	2016	2017
LINE business and portal segment
Communication and content
Communication(1)	15,063	15,615
Content(2)	23,252	20,521
Others(3)	4,503	8,496
Sub-total	42,818	44,632
Advertising
LINE advertising(4)	19,462	28,892
Portal advertising	5,030	5,172
Sub-total	24,492	34,064
Total	67,310	78,696
(1)	Revenues from communication increased mainly due to the steady growth of Creators’ Themes released in April 2016, as well as a shortening of the time taken for stickers to pass the review process and enhancement of products by popular creators for Creators’ stickers.
(2)	Revenues from content decreased mainly due to a decrease in revenues generated by the LINE Games business as a result of fewer new title releases, although we are steadily promoting existing services such as LINE Manga and LINE Fortune.
(3)	Revenues from others increased mainly due to the expansion of LINE Friends service primarily overseas as well as the launch of LINE Mobile in September 2016.
(4)	Revenues from LINE advertising increased mainly due to the continued growth of existing “messenger ads” such as Official Accounts as well as a significant increase in revenues generated by “performance ads” on Timeline and LINE NEWS provided by the LINE Ads Platform released in June 2016.

Profit from operating activities

Profit from operating activities consists of revenues and other operating income reduced by operating expenses. In the first six months of 2017, other operating income included 10,444 million yen in gain on transfer of the camera application business. With respect to operating expenses, there was an increase in employee compensation expenses due to headcount growth in accordance with business expansion, an increase in marketing expenses due mainly to the active running of TV commercials for LINE Mobile, an increase in authentication and other service expenses due mainly to additional network costs for LINE Mobile accompanying arising number of users, an increase in depreciation expenses of furniture and fixtures which were newly purchased due to the relocation of the headquarter offices, and an increase in other operating expenses due to an increase in LINE Points expenses to attract new users for LINE Pay and an increase in rent payments for the new headquarter offices, which were partially offset by a decrease in share-based payment expenses. Accordingly, the Group recorded operating expenses of 71,091 million yen, a year-on-year increase of 20.5%.

As a result, for the first six months of 2017, the Group recorded profit from operating activities of 18,629 million yen, a year-on-year increase of 39.4%.

Profit for the period from continuing operations

The Group recorded profit before tax for the period from continuing operations of 16,961 million yen in the first six months of 2017, a 58.7% increase year on year, due in part to an increase in profit from operating activities, a decrease in loss on foreign currency transactions, net, and a decrease in other non-operating expenses, which were offset in part by an increase in share of loss of associates and joint ventures. Income tax expense increased by 4.1% to 6,405 million yen for the first six months of 2017 compared to the first six months of 2016. On an after-tax basis, profit for the period from continuing operations was 10,556 million yen in the first six months of 2017, an increase of 132.9% year on year. The effective tax rate for the six-month period ended June 30, 2017 of 37.8% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of 37.8% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and a joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

Profit for the period

Loss for the period from discontinued operations, which relate to the MixRadio business, for the first six months of 2017 decreased from the corresponding period in 2016. Therefore, after subtracting the loss for the period from discontinued operations, profit for the period was 10,549 million yen in the first six months of 2017, an increase of 268.1% year on year. Profit for the period attributable to the shareholders of the Company was 10,273 million yen in the first six months of 2017, an increase of 301.4% year on year.

(2) Financial position

Regarding the financial position of the Group as of June 30, 2017, total assets of the Group increased by 14,523 million yen compared to the end of the previous fiscal year to 270,612 million yen, primarily due to a 10,087 million yen increase in investments in associates and joint ventures mainly due to the acquisition of additional shares of Snow Corporation, which is an associate of the Group, in exchange for the camera application business and a 3,781 million yen increase in property and equipment, which related mainly to the relocation of the headquarter offices. Total liabilities decreased by 1,646 million yen to 93,420 million yen as of June 30, 2017. The main factor of decrease was a 2,719 million yen decrease in income taxes payable due to tax payments, while the main factor of increase was a 1,611 million yen increase in provisions, non-current, caused by an increase in provision for asset retirement associated with the relocation of the headquarter offices. Total shareholders' equity increased by 16,169 million yen to 177,192 million yen as of June 30, 2017. These changes were primarily attributable to profit for the period of 10,549 million yen.

(3) Cash flow position

The balance of cash and cash equivalents (hereinafter, "cash") as of June 30, 2017 decreased by 9,186 million yen from the end of the previous fiscal year to 125,512 million yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash provided by operating activities was 181 million yen in the first six months of 2017, compared to net cash provided by operating activities of 11,863 million yen in the first six months of 2016. Cash provided by operating activities in the first six months of 2017 primarily consisted of profit before tax of 16,950 million yen, which was partly offset by adjustment for gain on loss of control of subsidiaries and business of 10,444 million yen, a non-cash item. Cash used in operating activities in the first six months of 2017 primarily consisted of income taxes paid of 6,788 million yen.

Cash flows from investing activities

Net cash used in investing activities was 8,810 million yen in the first six months of 2017, compared to net cash used in investing activities of 762 million yen in the first six months of 2016. Factors affecting the cash outflows in the first six months of 2017 are primarily related to acquisition of property and equipment and intangible assets of 5,793 million yen, purchase of equity investments of 2,310 million yen and loan receivables of 2,077 million yen. Factors affecting the cash inflows in the first six months of 2017 are primarily related to the return of the guarantee deposits for the Japanese Payment Services Act of 3,325 million yen.

Cash flows from financing activities

Net cash used in financing activities was 623 million yen in the first six months of 2017, compared to net cash used in financing activities of 683 million yen in the first six months of 2016. The cash outflows in the first six months of 2017 are primarily related to repayment of short-term borrowings, net of 2,037 million yen. The cash inflows in the first six months of 2017 are primarily related to proceeds from exercise of stock options of 1,454 million yen.

(4) Operational and financial issues to be addressed

During the six months ended June 30, 2017, there were no material changes in operational and financial issues to be addressed by the Group.

(5) Research and development activities

Not applicable.

III. Company information

1. Share information

(1) Total number of shares

a. Total number of shares authorized
Total number of shares authorized
Class	(Share)
Common stock	690,000,000
Total	690,000,000

b. Number of shares issued
Class	Number of shares issued as of end of period (Shares; as of June 30, 2017)	Number of shares issued as of filing date (Shares; as of August 10, 2017)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	219,407,000	220,442,310	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one "unit" of common stock. Common stock is not restricted by any significant limitations in terms of shareholders' rights.
Total	219,407,000	220,442,310	—	—
Notes:	1.

"Number of shares issued as of filing date" does not include the number of shares issued upon the exercise of the stock options during the period from August 1, 2017 until the filing date of this Quarterly Securities Report.

	2.	Accompanying the third-party allotment as of July 18, 2017, the total number of issued shares has increased by 1,007,810.

(2) Stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Rights plans

Not applicable.

(5) Total number of shares issued, share capital, etc.
Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
April 1, 2017 to June 30, 2017	410,500	219,407,000	565	79,918	565	69,983

(Notes)	1.	Increase in total number of shares issued as a result of the exercise of stock options.
	2.	Amounts less than one thousand yen are rounded down.

(6) Principal shareholders

(As of June 30, 2017)
Shareholder name	Address	Number of shares held (Shares)	Percentage of shares held to total shares issued (%)
NAVER CORPORATION (Standing proxy: LINE Corporation, Investment Development/ IR Office)	NAVER GREEN FACTORY, 6, BULJEONG-RO, BUNDANG-GU, SEONGNAM-SI, GYEONGGI-DO, 13561, KOREA (1-6, Shinjuku 4-chome, Shinjuku-ku, Tokyo)	174,992,000	79.75
MOXLEY & CO LLC (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	270 PARK AVE., NEW YORK, NY 10017 U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	9,845,497	4.48
KOREA SECURITIES DEPOSITORY -SAMSUNG (Standing proxy: Citibank, N.A., Tokyo Branch)	34-6, YEOUIDO-DONG, YEONGDEUNGPO-GU, SEOUL, KOREA (27-30, Shinjuku 6-chome, Shinjuku-ku, Tokyo)	2,113,000	0.96
MSIP CLIENT SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)	25 CABOT SQUARE, CANARY WHARF, LONDON E14 4QA, U.K. (9-7, Otemachi 1-chome, Chiyoda-ku, Tokyo)	1,480,215	0.67
BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE -AC) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB, UNITED KINGDOM (7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo)	1,449,716	0.66
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	1,400,500	0.63
GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	133 FLEET STREET LONDON EC4A 2BB, U.K. (10-1, Roppongi 6-chome, Minato-ku, Tokyo)	1,042,086	0.47
The Master Trust Bank of Japan, Ltd. (Trust Account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	1,040,900	0.47
Japan Trustee Services Bank, Ltd. (Trust Account 5)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	814,500	0.37
BNP PARIBAS SECURITIES SERVICES LUXEMBOURG/ JASDEC/ HENDERSON HHF SICAV (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo branch, Custody Operation Department)	33 RUE DE GASPERICH, L-5 826 HOWALD -HESPERANGE, LUXEMBOURG (11-1, Nihonbashi 3-chome, Chuo-ku, Tokyo)	606,800	0.27
Total	—	194,785,214	88.77

(7) Voting rights

a. Shares issued

(As of June 30, 2017)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	—	—	—
Shares with full voting rights (others)	Common stock 219,390,900	2,193,909	100 shares constitute one "unit" of common stock. Common stock is not restricted by any significant limitations in terms of shareholders' rights.
Shares constituting less than one unit	Common stock 16,100	—	—
Total number of shares issued	Common stock 219,407,000	—	—
Total number of voting rights held by all shareholders	—	2,193,909	—

b. Treasury stock, etc.

Not applicable.

2. Directors and executive officers

Not applicable.

IV. Accounting

Preparation of interim condensed consolidated financial statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, "Interim Financial Reporting" pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the "Ordinance on QCFS").

In 2017, the Group changed the rounding of its interim condensed consolidated financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

1 Interim condensed consolidated financial statements (1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)
	Notes	December 31, 2016	June 30, 2017
Assets
Current assets
Cash and cash equivalents		134,698	125,512
Trade and other receivables	7	28,167	31,418
Other financial assets, current	7	6,952	7,916
Inventories		961	2,526
Other current assets		3,929	5,005
Total current assets		174,707	172,377
Non-current assets
Property and equipment	5	9,029	12,810
Goodwill		3,400	5,360
Other intangible assets		1,851	2,101
Investments in associates and joint ventures	17	12,712	22,799
Other financial assets, non-current	7	35,715	38,881
Deferred tax assets	6	18,385	15,933
Other non-current assets		290	351
Total non-current assets		81,382	98,235
Total assets		256,089	270,612
Liabilities
Current liabilities
Trade and other payables	7	21,532	22,317
Other financial liabilities, current	7	24,497	24,327
Accrued expenses		9,049	8,098
Income tax payables		5,699	2,980
Advances received		11,286	12,557
Deferred revenue		9,739	9,442
Provisions, current		964	1,019
Other current liabilities		3,670	1,212
Total current liabilities		86,436	81,952
Non-current liabilities
Other financial liabilities, non-current	7	–	58
Deferred tax liabilities	6	1,161	1,908
Provisions, non-current	5	1,120	2,731
Post-employment benefits		6,204	6,723
Other non-current liabilities		145	48
Total non-current liabilities		8,630	11,468
Total liabilities		95,066	93,420
Shareholders’ equity
Share capital	8	77,856	79,919
Share premium	8	91,208	91,283
Accumulated deficit		(12,381)	(2,100)
Accumulated other comprehensive income		4,151	7,227
Equity attributable to the shareholders of the Company		160,834	176,329
Non-controlling interests		189	863
Total shareholders’ equity		161,023	177,192
Total liabilities and shareholders’ equity		256,089	270,612

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited
(In millions of yen)
		For the six-month period ended June 30,

	Notes	2016	2017
Revenues and other operating income:
Revenues	4	67,310	78,696
Other operating income	9	5,042	11,024
Total revenues and other operating income		72,352	89,720
Operating expenses:
Payment processing and licensing expenses		(15,128)	(15,024)
Employee compensation expenses	13	(19,114)	(19,265)
Marketing expenses		(4,754)	(7,858)
Infrastructure and communication expenses		(3,776)	(4,385)
Authentication and other service expenses		(6,137)	(10,709)
Depreciation and amortization expenses	5	(2,234)	(3,017)
Other operating expenses	18	(7,842)	(10,833)
Total operating expenses		(58,985)	(71,091)
Profit from operating activities		13,367	18,629
Finance income		40	67
Finance costs		(40)	(14)
Share of loss of associates and joint ventures		(144)	(2,443)
Loss on foreign currency transactions, net		(1,376)	(329)
Other non-operating income	12	-	1,094
Other non-operating expenses	12	(1,159)	(43)
Profit before tax from continuing operations		10,688	16,961
Income tax expenses	6	(6,156)	(6,405)
Profit for the period from continuing operations		4,532	10,556
Loss from discontinued operations, net of tax	10	(1,666)	(7)
Profit for the period		2,866	10,549
Attributable to:
The shareholders of the Company	11	2,559	10,273
Non-controlling interests		307	276

			(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	11	14.63	46.95
Diluted profit for the period attributable to the shareholders of the Company	11	13.10	43.32
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	11	24.15	46.98
Diluted profit from continuing operations attributable to the shareholders of the Company	11	21.63	43.35
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	11	(9.52)	(0.03)
Diluted loss from discontinued operations attributable to the shareholders of the Company	11	(8.53)	(0.03)

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited (continued)
(In millions of yen)
		For the three-month period ended June 30,

	Notes	2016	2017
Revenues and other operating income:
Revenues	4	33,854	39,780
Other operating income	9	4,382	10,694
Total revenues and other operating income		38,236	50,474
Operating expenses:
Payment processing and licensing expenses		(7,377)	(7,340)
Employee compensation expenses		(9,721)	(9,547)
Marketing expenses		(2,448)	(3,832)
Infrastructure and communication expenses		(1,994)	(2,243)
Authentication and other service expenses		(3,240)	(5,756)
Depreciation and amortization expenses	5	(1,266)	(1,541)
Other operating expenses	18	(4,161)	(5,611)
Total operating expenses		(30,207)	(35,870)
Profit from operating activities		8,029	14,604
Finance income		13	42
Finance costs		(17)	(8)
Share of loss of associates and joint ventures		(81)	(1,649)
(Loss)/gain on foreign currency transactions, net		(808)	33
Other non-operating income	12	-	416
Other non-operating expenses	12	(592)	(43)
Profit before tax from continuing operations		6,544	13,395
Income tax expenses	6	(3,418)	(4,474)
Profit for the period from continuing operations		3,126	8,921
Loss from discontinued operations, net of tax	10	(26)	(4)
Profit for the period		3,100	8,917
Attributable to:
The shareholders of the Company	11	2,682	8,836
Non-controlling interests		418	81

			(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	11	15.33	40.31
Diluted profit for the period attributable to the shareholders of the Company	11	13.72	37.24
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	11	15.48	40.33
Diluted profit from continuing operations attributable to the shareholders of the Company	11	13.85	37.26
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	11	(0.15)	(0.02)
Diluted loss from discontinued operations attributable to the shareholders of the Company	11	(0.13)	(0.02)

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited
(In millions of yen)
		For the six-month period ended June 30,

	Notes	2016	2017
Profit for the period		2,866	10,549
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	12	(850)	4,295
Reclassification to profit or loss		273	(690)
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the period		(1,256)	404
Reclassification to profit or loss		50	–
Proportionate share of other comprehensive income of associates and joint ventures		(13)	(3)
Income tax relating to items that may be reclassified subsequently to profit or loss		41	(929)
Total other comprehensive income for the period, net of tax		(1,755)	3,077
Total comprehensive income for the period, net of tax		1,111	13,626
Attributable to:
The shareholders of the Company		767	13,347
Non-controlling interests		344	279

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited (continued)
(In millions of yen)
		For the three-month period ended June 30,

	Notes	2016	2017
Profit for the period		3,100	8,917
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	12	(521)	3,054
Reclassification to profit or loss		9	(146)
Exchange differences on translation of foreign operations:
Loss arising during the period		(932)	(294)
Reclassification to profit or loss		50	–
Proportionate share of other comprehensive income of associates and joint ventures		(3)	7
Income tax relating to items that may be reclassified subsequently to profit or loss		121	(711)
Total other comprehensive income for the period, net of tax		(1,276)	1,910
Total comprehensive income for the period, net of tax		1,824	10,827
Attributable to:
The shareholders of the Company		1,387	10,743
Non-controlling interests		437	84

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)
	Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2016		12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533
Comprehensive income/(loss)
Profit for the
period			–	2,559	–	–	–	2,559	307	2,866
Other
comprehensive
income		–	–	–	(1,480)	(312)	–	(1,792)	37	(1,755)
Total comprehensive income/(loss) for the period		–	–	2,559	(1,480)	(312)	–	767	344	1,111
Recognition of
share-based
payments	8,13	–	4,961	–	–	–	–	4,961	–	4,961
Forfeiture of
stock options	8,13	–	(34)	34	–	–	–	–	–	–
Acquisition of
subsidiary	15	–	–	–	–	–	–	–	92	92
Other		–	–	–	–	–	–	–	0	0
Balance at June 30, 2016		12,596	23,910	(16,611)	(1,240)	6,605	(1,789)	23,471	226	23,697

(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total Shareholders’ equity
Balance at January 1, 2017		77,856	91,208	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income
Profit for the
period		–	–	10,273	–	–	–	10,273	276	10,549
Other
comprehensive
income		–	–	–	390	2,684	–	3,074	3	3,077
Total comprehensive income for the period		–	–	10,273	390	2,684	–	13,347	279	13,626
Recognition of
share-based
payments	8,13	–	748	–	–	–	–	748	–	748
Forfeiture of
stock options	8,13	–	(8)	8	–	–	–	–	–	–
Exercise of
stock options	8,13	2,063	(619)	–	–	–	–	1,444	–	1,444
Acquisition of
non-
controlling
interest	8,16	–	(46)	–	2	–	–	(44)	15	(29)
Acquisition of
a subsidiary	16	–	–	–	–	–	–	–	380	380
Balance at June 30, 2017		79,919	91,283	(2,100)	218	8,333	(1,324)	176,329	863	177,192

(5) Interim Condensed Consolidated Statement of Cash Flows - Unaudited
(In millions of yen)
		For the six-month period ended June 30,

	Notes	2016	2017
Cash flows from operating activities
Profit before tax from continuing operations		10,688	16,961
Loss before tax from discontinued operations	10	(2,558)	(11)
Profit before tax		8,130	16,950
Adjustments for:
Depreciation and amortization expenses		2,234	3,017
Finance income		(40)	(67)
Finance costs		40	14
Share-based compensation expenses	8,13	4,961	748
Gain on loss of control of subsidiaries and business	9	(1,752)	(10,444)
Loss/(gain) on financial assets at fair value through profit or loss	12	742	(371)
Gain on disposal of property and equipment and intangible assets		(2,348)	-
Impairment loss of available-for-sale financial assets	7	273	8
Gain on sales of equity instruments	7	-	(697)
Share of loss of associates and joint ventures		144	2,443
Loss/(gain) on foreign currency transactions, net		1,577	(201)
Changes in:
Trade and other receivables		4,232	(3,194)
Inventories		379	(1,556)
Trade and other payables		(4,530)	1,259
Accrued expenses		(681)	(994)
Deferred revenue		1,093	(312)
Advances received		24	1,170
Provisions		138	204
Post-employment benefits		54	792
Other current assets		(516)	(860)
Other current liabilities		1,277	(635)
Others		42	(367)
Cash provided by operating activities		15,473	6,907
Interest received		40	75
Interest paid		(37)	(13)
Income taxes paid		(3,613)	(6,788)
Net cash provided by operating activities		11,863	181
Cash flows from investing activities
Purchase of time deposits		(371)	(200)
Proceeds from maturities of time deposits		227	-
Purchase of equity investments	12	(380)	(2,310)
Proceeds from sales of equity investments		-	1,507
Purchase of debt instruments		-	(1,389)
Proceeds from redemption of debt instruments		-	1,028
Acquisition of property and equipment and intangible assets		(2,783)	(5,793)
Proceeds from disposal of property and equipment and intangible assets		5,054	96
Investments in associates	17	(48)	(1,578)
Payments of the office security deposits		(1,016)	(46)
Refund of office securities deposits		81	1,155
Payments of the guarantee deposits for the Japanese Payment Services Act		(590)	(240)
Return of the guarantee deposits for the Japanese Payment Services Act		-	3,325
Return of the office security deposits received under sublease arrangement		(8)	-
Increase in loan receivables		-	(2,077)
Acquisition of subsidiaries and business, net of cash acquired		(423)	(1,750)
Cash disposed on loss of control of subsidiary and business		(485)	(581)
Others		(20)	43
Net cash used in investing activities		(762)	(8,810)

(5) Interim Condensed Consolidated Statement of Cash Flows – Unaudited (continued)
(In millions of yen)
		For the six-month period ended June 30,

	Notes	2016	2017
Cash flows from financing activities
Repayment of short-term borrowings, net		(434)	(2,037)
Payments for redemption of bonds		(248)	-
Payments of common shares issuance costs	8	-	(10)
Proceeds from exercise of stock options	8	-	1,454
Payment for acquisition of interest in a subsidiary from non-controlling interests	16	-	(29)
Others		(1)	(1)
Net cash used in financing activities		(683)	(623)
Net increase/(decrease) in cash and cash equivalents		10,418	(9,252)
Cash and cash equivalents at the beginning of the year		33,652	134,698
Effect of exchange rate fluctuations on cash and cash equivalents		(1,021)	66
Cash and cash equivalents at the end of the interim reporting period		43,049	125,512

Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1. Reporting Entity

LINE Corporation (the “Company”) was incorporated in September, 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

Shares of the Company’s common stock are traded on the New York Stock Exchange, in the form of American depositary shares, and on the Tokyo Stock Exchange.

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content is provided via the LINE platform, while advertising services are provided via LINE advertising, livedoor blog and NAVER Matome.

2. Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

In 2017, the Group changed the rounding of its financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2016.

The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on August 10, 2017.

The Company meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

On February 12, 2016, the board of directors approved the abandonment of the MixRadio service (“MixRadio”). The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

Intercompany balances and transactions have been eliminated upon consolidation.

3. Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2016.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2017 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the six-month periods ended June 30, 2016 and 2017 and annual consolidated financial statements as of December 31, 2016.

Standards issued but not yet effective

IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry, with limited exceptions. The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. These transactions are satisfied over time and measured by the progress towards complete satisfaction of performance obligations. The Group has preliminary assessed that many of the methods currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15. Under IFRS 15, the allocation of a consideration will be made based on relative stand-alone selling prices for each performance obligation. The Group is currently in the process of assessing the impact mainly on the allocation of transaction price to the performance obligations, customers’ unexercised rights and the treatment of contract costs, and it is not practicable to provide a reasonable financial estimate of the potential effect of the application of IFRS 15 until the detailed review is complete. As a result, the above preliminary assessment is subject to change. The Group plans to complete the assessment on the full impact of the application of IFRS 15 on the financial statements by the end of the fiscal year 2017. The Group does not intend to early adopt the standard and intends to use the full retrospective method upon adoption.

The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

4. Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group's Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company's board of directors. No operating segments have been aggregated to form the reportable segments.

Description of Reportable Segment
The Group has a single reportable segment:

LINE business and portal segment –	The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE PLAY. Others within communication and contents include LINE Friends. Advertising services are provided via LINE advertising, livedoor blog and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers, LINE Point Ads and performance ads, which are provided in Timeline and LINE NEWS.

5. Property and Equipment

During the six-month periods ended June 30, 2016 and 2017, the Group acquired property and equipment with a cost of 2,988 million yen and 6,302 million yen, respectively. During the six-month period ended June 30, 2016, such purchases mainly consisted of server infrastructure in the amount of 1,064 million yen for the operation of the LINE business and portal segment. During the six-month period ended June 30, 2017, such purchases mainly consisted of furniture and fixture in the amount of 2,736 million yen and the recognition of asset retirement obligations in the amount of 1,493 million yen related to the relocation of the headquarter offices.

Contractual commitments for the acquisition of property and equipment as of December 31, 2016 and June 30, 2017 were 1,464 million yen and 930 million yen, respectively.

6. Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the six-month period ended June 30, 2016 of 57.6% differed from the Japanese statutory tax rate of 35.6 % for the year ended December 31, 2015. The effective income tax rate of 57.6% was primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors and attributable to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the six-month period ended June 30, 2017 of 37.8% differed from the Japanese statutory tax rate of 33.1 % for the year ended December 31, 2016. The effective income tax rate of 37.8% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the six-month period ended June 30, 2017 was 37.8% compared to the effective tax rate of 57.6% for the six-month period ended June 30, 2016. This change resulted mainly from an increase in the estimated annual profit before tax and a decrease in estimated annual non-deductible share-based payment expenses for the year ending December 31, 2017 as compared to the year ended December 31, 2016, resulting in a decrease in the percentage of income tax expenses over the profit before tax from continuing operations for the six-month period ended June 30, 2017 compared to the same period in 2016. The decrease in estimated annual non-deductible share-based payment expenses is mainly due to the fact that the recognition period of share-based payment expenses, which corresponds to the vesting period of the stock options granted in previous years to the directors and employees, was completed in the three-month period ended March 31, 2017.

7. Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement as of December 31, 2016 and June 30, 2017, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 12 Fair Value Measurements for more details of the financial instruments, which are measured at fair value.

(In millions of yen)

	December 31, 2016		June 30, 2017
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	28,167		31,418
Other financial assets, current
Loans and receivables
Time deposits	764		961
Short-term loans	2		2,052
Corporate bonds and other debt instruments	4,012		3,859
Available-for-sale financial assets	1,000	1,000	1,000	1,000
Office security deposits	1,170		44
Other	4		-
Total	6,952		7,916
Other financial assets, non-current
Held-to-maturity investments(1)	280	294	280	292
Loans and receivables
Time deposits	10,000	10,000	10,000	10,000
Corporate bonds and other debt instruments	2,632	2,632	3,160	3,142
Guarantee deposits(1)	3,447		393
Office security deposits	4,858	4,739	4,852	4,729
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	325	325	793	793
Available-for-sale financial assets(2)	14,141	14,141	19,331	19,331
Other	32		72
Total	35,715		38,881
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	21,532		22,317
Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	2,572		4,366
Short-term borrowings(3)	21,925		19,955
Other	-		6
Total	24,497		24,327
Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement	-	-	15	15
Other	-		43
Total	-		58

7. Financial Assets and Financial Liabilities (continued)

(1)	The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 3,445 million yen as of December 31, 2016 and 345 million yen as of June 30, 2017. The Group also had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2016 and 280 million yen as of June 30, 2017, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 10,100 million yen with a weighted average guarantee fee rate of 0.1% and for 12,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2016 and as of June 30, 2017, to comply with the Japanese Payment Services Act.

(2)	Impairment loss of 273 million yen was recognized for available-for-sale financial assets for the six-month period ended June 30, 2016, and impairment loss of 8 million yen as well as gain on sales of 697 million yen was recognized for available-for-sale financial assets for the six-month period ended June 30, 2017.

(3)	The weighted average interest rate of the remaining outstanding short-term borrowings was 0.1% as of December 31, 2016 and 0.1% as of June 30, 2017.

8. Issued Capital and Reserves

(1) Shares issued

The movements of shares issued for the six-month period ended June 30, 2017 are as follows:

	Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2017	217,775,500	77,856
Exercise of stock options(1)	1,631,500	2,063
June 30, 2017	219,407,000	79,919

(1) Refer to Note 13 Share-Based Payments for further details.

(2) Share premium

The movements in share premium for the six-month period ended June 30, 2016 are as follows:

(In millions of yen)

	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2016	15,023	294	3,666	18,983
Share-based payments	4,961	–	–	4,961
Forfeiture of stock options	(34)	–	–	(34)
June 30, 2016	19,950	294	3,666	23,910

The movements in share premium for the six-month period ended June 30, 2017 are as follows:

(In millions of yen)

	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2017	21,935	294	68,979	91,208
Share-based payments	748	–	–	748
Exercise of stock options	(3,084)	–	2,475	(609)
Forfeiture of stock options	(8)	–	–	(8)
Cost related to issuance of
common shares (3)	–	–	(10)	(10)
Acquisition of
non-controlling interests	–	–	(46)	(46)
June 30, 2017	19,591	294	71,398	91,283

(1) Refer to Note 13 Share-Based Payments for further details.
(2) Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3) Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

9. Supplemental Cash Flow Information

Transfer of Camera Application Business to Snow Corporation

On May 1, 2017, the Group has transferred the camera application business, which was operated by a wholly owned subsidiary, LINE Plus Corporation, to Snow Corporation, an associate of the Group. The transferred camera application business includes services such as B612, LINE Camera, Foodie and Looks.

The Group acquired 208,455 newly issued common shares of Snow Corporation in exchange for the camera application business. The number of common shares newly issued by Snow Corporation was determined based on the ratio of the fair value of the camera application business transferred as well as the cash and cash equivalent comparing to the enterprise value of Snow Corporation. As a result of this transaction, the Group’s ownership of Snow Corporation increased from 25.0% to 48.6%. The Group continues to account for its ownership in Snow Corporation using the equity method. Also, as a result of this transaction, NAVER’s ownership of Snow Corporation decreased from 75.0% to 51.4%.

The common shares of Snow Corporation received in exchange for the camera application business are measured and recorded at fair value as of the transaction date. The fair value of the common shares were measured based on the fair value of the camera application business which was estimated using the discounted cash flow method. The assets and liabilities of the camera application business transferred to Snow Corporation are presented below.

(In millions of yen)

Current assets	603
Cash and cash equivalents	581
Other current assets	22
Non-current assets	71
Current liabilities	(133)
Non-current liabilities	(334)
Net assets transferred	207
Consideration received in exchange for the transfer of camera application business	10,651
Gain on transfer of business(1)	10,444

(1) This amount is included in “Other operating income” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.

10. Discontinued Operations

The Group acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision to focus on its core LINE business and portal segment. On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the six-month periods ended June 30, 2016 and 2017 are presented below.

(In millions of yen)

	2016	2017
Revenues	444	–
Other operating income	–	–
Expenses(1)	(3,002)	(11)
Loss before tax from discontinued operations	(2,558)	(11)
Income tax benefits on disposal(2)	892	4
Loss for the period from discontinued operations (attributable to the shareholders of the Company)	(1,666)	(7)
(1)	In connection with the abandonment of the MixRadio business on March 21, 2016, restructuring expenses related to employee termination benefits of 1,171 million yen and office lease termination fees of 126 million yen have been incurred.
(2)	The income tax benefits for the six-month periods ended June 30, 2016 and 2017 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss during the periods.

The aggregated cash flow information for the discontinued operations for the six-month periods ended June 30, 2016 and 2017 are presented below.

(In millions of yen)

	2016	2017
Operating	(4,309)	(102)
Investing	(2)	–
Financing	–	–
Net cash outflow	(4,311)	(102)

11. Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the six-month period ended June 30

(In millions of yen, except number of shares)

	2016	2017
Profit for the period attributable to the shareholders of the Company from continuing operations	4,225	10,280
Loss for the period attributable to the shareholders of the Company from discontinued operations	(1,666)	(7)
Total profit for the period attributable to the shareholders of the Company for basic and diluted earnings per share	2,559	10,273
Weighted average number of total common shares and class A shares for basic earnings per share(1)	174,992,000	218,812,544
Effect of dilution:
Stock options	20,391,874	18,294,536
Weighted average number of total common shares and class A shares adjusted for the effect of dilution(1)	195,383,874	237,107,080

For the three-month period ended June 30

(In millions of yen, except number of shares)

	2016	2017
Profit for the period attributable to the shareholders of the Company from continuing operations	2,708	8,840
Loss for the period attributable to the shareholders of the Company from discontinued operations	(26)	(4)
Total profit for the period attributable to the shareholders of the Company for basic and diluted earnings per share	2,682	8,836
Weighted average number of total common shares and class A shares for basic earnings per share(1)	174,992,000	219,210,842
Effect of dilution:
Stock options	20,501,455	18,025,794
Weighted average number of total common shares and class A shares adjusted for the effect of dilution(1)	195,493,455	237,236,636

11. Earnings per Share (continued)

(1)	Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares and converted all outstanding common shares into class A shares; therefore, the weighted average number of shares for the six-month period ended June 30, 2016 include average number of common shares and class A shares. Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and converted all class A shares into common shares.

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. Potential common shares used in the calculation of diluted earnings per share for the six-month period ended June 30, 2016, included options representing 25,514,500 shares which were outstanding as of June 30, 2016 as they had a dilutive impact.

Potential common shares used in the calculation of diluted earnings per share for the six-month period ended June 30, 2017, included options representing 21,274,000 shares which were outstanding as of June 30, 2017 as their impact was dilutive.

Subsequent to June 30, 2017, 23,860 stock options were granted on July 18, 2017, the exercise of which would result in an additional 2,386,000 common shares to the directors and executive officers of the Company and its subsidiary. Also, on July 18, 2017, the Company issued 1,007,810 new common shares through a third party allotment in accordance with introduction of the Employee Stock Ownership Plan. Refer to Note 19 Subsequent Events for further details.

12. Fair Value Measurements

(1) Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the interim condensed consolidated financial statements based on the following inputs:

– Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

– Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2) Fair value measurements by fair value hierarchy

Assets measured at fair values on a recurring basis in the Interim Consolidated Statement of Financial Position as of December 31, 2016 and June 30, 2017 are as follows:

(In millions of yen)

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	–	–	325	325
Available-for-sale financial assets
Listed equity securities	2,346	–	–	2,346
Private equity and other financial instruments	–	–	12,795	12,795
Total	2,346	–	13,120	15,466
(In millions of yen)

June 30, 2017	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	–	–	793	793
Available-for-sale financial assets
Listed equity securities	2,006	–	–	2,006
Private equity and other financial instruments	–	–	18,325	18,325
Total	2,006	–	19,118	21,124

There have been no transfers among Level 1, Level 2 and Level 3 during the six-month period ended June 30, 2017, except for the transfer from Level 1 to Level 3 as described in (3) below.

12. Fair Value Measurements (continued)

(3) Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)

	2016		2017
	Private equity investments	Conversion right and redemption right of preferred stock	Private equity and other financial instruments	Conversion right and redemption right of preferred stock
Fair value as of January 1	13,648	871	12,795	325
Total (loss)/gain for the period:
Included in profit or loss(1)	(9)	(742)	284	371
Included in other comprehensive income (2)	(1,330)	–	2,966	–
Comprehensive (loss)/income	(1,339)	(742)	3,250	371
Purchases	380	–	2,220	90
Sales	–	–	(449)	–
Return of capital	–	–	(1)	–
Transfers in(3)	–	–	326	–
Effect of exchange rate changes	(1,536)	(73)	184	7
Fair value as of June 30	11,153	56	18,325	793

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	This amount is included in “Net change in fair value” of available-for-sale financial assets in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.
(3)	During the six-month period ended June 30, 2017, a company was delisted from a stock exchange in the U.S. subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 1 to Level 3.

12. Fair Value Measurements (continued)

(4) Valuation techniques and inputs

Assets measured at fair value on a recurring basis in the Interim Consolidated Statement of Financial Position

Conversion right and redemption right of preferred stock

The conversion right and redemption right of preferred stock are embedded derivatives. Such conversion right and redemption right are bifurcated from the underlying preferred stock and measured at fair value using a binomial option pricing model. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of certain conversion right and redemption right of preferred stock:

Valuation technique	Significant unobservable input	December 31, 2016	June 30, 2017
Binomial option pricing model	Comparable listed companies’ average historical volatility	13.6% - 39.6%	36.6% - 46.2%
	Discount rate	1.6%	1.9% - 2.5%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Private equity and other financial instruments

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2016 and June 30, 2017.

Unlisted equity securities are measured at fair value either based on the most recent transactions, or using other market approaches and option pricing model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2016	June 30, 2017
Market approach - market comparable companies	EBITDA multiple	10.4	19.9
	Revenue multiple	1.7-3.6	3.2-3.8
	Liquidity discount	30%	30%
Option pricing model	Comparable listed companies’ average historical volatility	39.6% - 78.9%	46.2% - 76.8%
	Discount rate	(0.1%)-1.6%	(0.1%) - 2.5%
Discount cash flow model	Discount rate	16.8%	14.1%

A significant increase (decrease) in the EBITDA and revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

13. Share-Based Payments

The Group has stock option incentive plans for directors and employees. Each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. During the six-month period ended June 30, 2017, no additional stock options were granted.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

(1) Movements during the six-month period ended June 30, 2017

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding Common Stock Options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2017	22,911,500	653
Granted during the period	–	–
Forfeited during the period	(6,000)	1,320
Exercised during the period(1)	(1,631,500)	891
Expired during the period	–	–
Outstanding at June 30, 2017	21,274,000	635
Exercisable at June 30, 2017	21,274,000	635

(1) The weighted average share price at the date of exercise of these options was 3,777 yen.

The options outstanding as of June 30, 2017 had an exercise price in the range of 344 yen to 1,320 yen, and the weighted average remaining contractual life for the stock options outstanding as of June 30, 2017 was 6.1 years.

(2) The Group has recognized 4,961 million yen and 748 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month periods ended June 30, 2016 and 2017, respectively.

14. Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the six-month periods ended June 30, 2016 and 2017, as well as balances with related parties as of December 31, 2016 and June 30, 2017.

(1) Significant related party transactions during the six-month period ended June 30, 2016, and outstanding balances with related parties as of December 31, 2016, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	126	67
Subsidiary of parent company	NAVER Business Platform Corp. (2)	Operating expenses	3,606	(902)

(1)	LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 126 million yen in connection with the advertising services provided to NAVER for the six-month period ended June 30, 2016.
(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

14. Related Party Transactions (continued)

(2) Significant related party transactions during the six-month period ended June 30, 2017 and outstanding balances with related parties as of June 30, 2017, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	263	119
Subsidiary of parent company	NAVER Business Platform Corp. (2)	Operating expenses	4,198	(900)
Associate of the Group	Snow Corporation	Transfer of camera application business(4)	10,651	–
(1)	LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 263 million yen in connection with the advertising services provided to NAVER for the six-month period ended June 30, 2017.
(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)	In May, 2017, LINE Plus Corporation transferred its camera application business to Snow Corporation. In exchange of the transfer of the business, LINE Plus Corporation received 208,455 newly issued common shares of Snow Corporation, and the transaction amount represents the fair value of the newly issued common shares received on the transaction date. Refer to Note 9 Supplemental Cash Flow Information for further details.

(3) The total compensation of key management personnel for the six-month periods ended June 30, 2016 and 2017 are as follows:

(In millions of yen)

	2016	2017
Salaries (including bonuses)	203	431
Share-based payments(1)	2,857	476
Total	3,060	907
(1) Refer to Note 13 Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

15. Business Combinations

Acquisition in 2016

Acquisition of M.T. Burn

On February 29, 2016, the Group acquired 50.5% of the voting shares of M.T. Burn Inc., (“M.T. Burn”), an unlisted company based in Japan, specializing in developing and providing a native mobile advertising platform, “Hike”. M.T. Burn became a consolidated subsidiary. The Group acquired M.T. Burn for the purpose of enhancing the Group’s knowledge and technological capability for advertising. The final purchase price allocation of M.T. Burn was completed in the second quarter of 2016.

Assets acquired and liabilities assumed

The identifiable assets and liabilities of M.T. Burn, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In millions of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	87
Trade receivables, net	83
Customer relationships	401
Software	26
Deferred tax assets	88
Other assets	1
686
Liabilities
Trade and other payables	78
Other financial liabilities, current	50
Other financial liabilities, non-current	210
Deferred tax liabilities	149
Other liabilities	13
500
Total identifiable net assets at fair value	186
Non-controlling interest	(92)
Goodwill	416
Total consideration	510

All consideration was paid in cash. The fair value of the trade receivables was 83 million yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

15. Business Combinations (continued)

Acquisition in 2016 (continued)

Acquisition of M.T. Burn (continued)

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

Goodwill of 416 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, M.T. Burn had contributed 252 million yen to the revenue of the Group and had reduced profit before tax from continuing operations of the Group by 146 million yen. If the combination had taken place on January 1, 2016, revenue for the Group from continuing operations would have been 67,447 million yen (unaudited) and the profit before tax from continuing operations for the Group would have been 10,678 million yen (unaudited) for the six-month period ended June 30, 2016.

Transaction costs of 5 million yen have been expensed and are included in “Other operating expenses” in the Interim Condensed Consolidated Statement of Profit or Loss.

(In millions of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(510)
Net cash acquired with the subsidiary	87
Net cash flows on acquisition (included in cash flows from investing activities)	(423)

Acquisition in 2017

There were no significant business combinations, individually or in aggregate, during the six-month period ended June 30, 2017.

16. Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries which were newly consolidated during the six-month period ended June 30, 2017, and subsidiaries in which the Group’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2016	June 30, 2017
LINE Friends America, LLC (1)	Character goods business	United States of America	–	100.0%
LINE Friends (Shanghai)	Character goods business	China	–	100.0%
Commercial Trade Co., Ltd. (2)
LINE Vietnam Co., Ltd. (3)	Online advertisement	Vietnam	95.0%	100.0%
Gatebox Inc. (4)	Development of IoT hologram technology	Japan	–	51.0%
LINE Digital Technologies India	Mobile advertising	India	100.0%	–
Private Limited (5)
Kiwiple Inc. (6)	Development of applications	Korea	–	100.0%
LINE Games Corporation (7)	Development and operation of games business	Korea	–	100.0%

(1)	LINE Friends Corporation established LINE Friends America, LLC in February 2017.
(2)	LINE Friends Corporation established LINE Friends (Shanghai) Commercial Trade Co., Ltd. in March 2017.
(3)	LINE Plus Corporation acquired additional shares of LINE Vietnam Co., Ltd. in March 2017 from a third party, resulting in LINE Vietnam Co., Ltd. to become a wholly owned subsidiary of the Group.
(4)	The Company acquired Gatebox Inc. (renamed from vinclu Inc. in July 2017) in April 2017, resulting in the 51.0% ownership.
(5)	LINE Digital Technologies India Private Limited was liquidated in May 2017.
(6)	LINE Plus Corporation acquired Kiwiple Inc. in June 2017.
(7)	The Company established LINE Games Corporation in June 2017.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Exchange.

17. Investments in Associates and Joint Ventures

Investment in K-Fund I

In January 2017, the Group and NAVER established K-Fund I, which invests in start-up companies in technology and digital sectors in Europe. The Group’s and NAVER’s interests in this associate are 49.9% and 50.0%, respectively. The Group’s carrying amount of the investment in this associate was 1,366 million yen as of June 30, 2017.

Investment in Orfeo SoundWorks Corporation

In June 2017, LINE Friends Corporation acquired a 20.7% interest in Orfeo SoundWorks Corporation to develop and sell products with Orfeo SoundWorks Corporation’s technology such as earphones and headsets. The Group’s carrying amount of the investment in this associate was 116 million yen as of June 30, 2017.

Business transfer of camera application business to Snow Corporation

In May 2017, the Group has transferred its camera application business, which was a part of LINE Plus Corporation, to Snow Corporation, an associate of the Group. In exchange for this transfer, the Group has acquired common shares of Snow Corporation. The Group’s carrying amount of the investment in this associate was 13,527 million yen as of June 30, 2017. Refer to Note 9 Supplemental Cash Flow Information for further details.

18. Other Operating Expenses

Other operating expenses for the six-month period ended June 30, 2017, consist of various operating expenses, including 2,767 million yen of rent, 1,695 million yen of cost of goods, and 1,133 million yen of supply expenses compared to 1,472 million yen, 1,522 million yen and 453 million yen, respectively, for the six-month period ended June 30, 2016. Rent and supply expenses increased mainly due to the relocation of headquarter offices.

19. Subsequent Events

Issuance of Stock Options (Warrants)

Base on the resolution of shareholders’ meeting held on March 30, 2017 and the meeting of the board of directors of the Company held June 26, 2017, the Company has granted stock options (warrants) (LINE Corporation 20th Warrants and LINE Corporation 21st Warrants) to directors and executive officers of the Company and a director of a subsidiary with the grant date of July 18, 2017.

Name of stock options (warrants)	LINE Corporation 20th Warrants	LINE Corporation 21st Warrants
Title and number of grantees	Four of the Company’s directors	Nine of the Company’s executive officers and one of the Company’s wholly owned subsidiary’s director
Number of stock options	12,621 options	11,239 options
Class and number of shares to be issued upon exercises of stock options	1,262,100 of common shares	1,123,900 of common shares
Value of assets to be contributed upon exercise of stock options	Number of allotted common shares multiplied by the exercise price, 4,206 yen	same as on the left
Fair value of stock options at the grant date	154,500 yen per stock option (1,545 yen on a per-common-share basis)	same as on the left
Exercise period for stock options	From July 18, 2018 to July 18, 2027	same as on the left

19. Subsequent Events (continued)

Issuance of new shares through a third party allotment

On July 18, 2017, the Company issued 1,007,810 of new shares to Trust & Custody Services Bank, Ltd. (Trust E) (the “Trust Bank”) through a third party allotment in accordance with the introduction of an Employee Stock Ownership Plan which has been resolved at the board of directors meeting held on June 26, 2017, and the Company has completed payment procedures for the issuance. The total amount issued, amount of share capital to be increased, and amount of share premium to be increased are as follows:

Total amount issued	4,000 million yen
Amount of share capital to be increased	2,000 million yen
Amount of share premium to be increased	2,000 million yen

The shares of the Company held by the Trust Bank will be accounted for in the same treatment as the treasury shares and will be recorded as an offset to the share premium on the consolidated financial statements.

Introduction of the Employee Stock Ownership Plan

The Group has the Regulations on Stock Compensation which is to provide its employees with incentive which correspond to the movements of the Company’s share price in order to achieve the retention of excellent human resources and their long-term success.

On July 18, 2017, the Group granted its employees points equivalent to 839,103 shares in accordance with the Regulations on Stock Compensation. The right for employees to receive compensation based on the points will vest as the employees satisfy the conditions described on the Regulations on Stock Compensation. As the points vest, the Trust Bank will distribute a portion of the Company’s shares, which are equivalent to the number of vested points, to the employees. And, the Trust bank will sell the rest of the Company’s common shares, which the Trust Bank holds, in the market and distribute the cash received from the sales of the Company’s common shares in the market to the employees.

The one of the vesting conditions, which is an employment condition described in the Regulations on Stock Compensation, for the points granted on July 18, 2017 is for the Group’s employees to remain employed as of each vesting date, which is scheduled between April 1, 2018 and April 1, 2020.

2 Others

Not applicable.

B. Information on guarantors

Not applicable.

CONTACT:
LINE Global PR
Icho Saito, +81 3 4316 2104
dl_gpr@linecorp.co